                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-93495

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                              ACUSON CORPORATION

                               1,272,559 Shares

                                 Common Stock

The Selling Stockholders:     The selling stockholders identified in this
                              prospectus are selling 1,272,559 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

Offering Price:               The selling stockholders may sell the shares of
                              common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page 17.

Trading Market:               Our common stock is listed on the New York Stock
                              Exchange under the symbol "ACN." On February 9,
                              2000, the closing sale price of our common stock, as reported on the New York Stock Exchange, was $14 7/8.

Risks: Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is February 10, 2000

     Acuson, Sequoia and 128XP are registered trademarks and AcuNav, Aspen, Cypress, Freestyle, KinetDx, Imagegate and Native are trademarks of Acuson Corporation.

We have not authorized any dealer, sales person or other person to give any information or to make any representations other than those contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of February 10, 2000.
You should not assume that this prospectus is accurate as of any other date.










TABLE OF CONTENTS


                                             PAGE
Prospectus Summary.........................     3
Risk Factors...............................     5
Use of Proceeds............................    13
Where You Can Get More Information.........    13
Incorporation by Reference.................    13
Selling Stockholders.......................    14
Plan of Distribution.......................    17
Legal Matters..............................    18
Experts....................................    18



     1,272,559 SHARES

       COMMON STOCK

        PROSPECTUS


    Acuson Corporation
    February 10, 2000

                               PROSPECTUS SUMMARY

     The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus, our Annual Report on Form 10-K for the year ended December 31, 1998, and our Quarterly Reports on Form 10-Q for the quarterly periods ended April 3, 1999 (as amended on July 6,
1999), July 3, 1999 and October 2, 1999, respectively, for more information on our business and the risks involved in investing in our stock.

     In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors" beginning on page 5 of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in our Annual Report and Quarterly Reports contain a discussion of some of the factors that could contribute to those differences.

                               Acuson Corporation

Overview

     We are a manufacturer, worldwide marketer and service provider of high-performance systems that generate, display, archive and retrieve medical diagnostic ultrasound images. Hospitals, clinics and healthcare delivery systems throughout the world use our products for a broad range of clinical applications including radiology, cardiology, obstetrical/gynecological and peripheral vascular. We strive continuously to develop leading-edge, upgradeable ultrasound and image management technology. In 1998, we had sales of $455.1 million.

     Currently, we design, manufacture, market, sell and service the Sequoia(R), Aspen(TM), and 128XP(R) ultrasound platforms, as well as the KinetDx(TM) PACS (Picture Archive Communications Systems) solution.

     Our ultrasound platforms - the Sequoia ultrasound platform, the Aspen ultrasound platform and the 128XP ultrasound platform - are designed to bring cost-effective solutions to clinical applications such as radiology, cardiology, obstetrical/gynecological and peripheral vascular. We believe that this family of ultrasound systems provides significant benefits when compared with other ultrasound technologies, including superior image quality, versatility, reliability, ease-of-use and upgradeability. Recent upgrades to these systems have further improved their clinical utility. For example, in 1998, we introduced Native(TM) Tissue Harmonic Imaging. This technological advance is now available on all three of our ultrasound platforms and greatly improves image optimization, penetration and detail and contrast resolution. It is especially effective with hard-to-image patients, such as the obese and elderly and those people undergoing chemotherapy or radiation treatment. In the second half of 1999, a significant new upgrade, the Imagegate(TM) release, was introduced for both the Aspen and Sequoia platforms. This release provides an advancement in imaging performance and ease-of-use for both the platforms. It also gives the option of 3-D fetal surface rendering and Freestyle(TM) Extended Field of View.

     A brief description of our current product line is as follows:

     . 128XP Ultrasound System: In 1983, we revolutionized the ultrasound industry with the introduction of the 128 system, integrating ultrasound with computer technology for the first time. Upgraded to the 128XP system in the early 1990s, there are more than 14,000 of this platform installed around the world today.

     . Sequoia Ultrasound System: In 1996, we introduced our next major technological advance in ultrasound with the Sequoia system, bringing Coherent Image Formation and the first dedicated Digital Lab Architecture to ultrasound. The Sequoia system is our highest price ultrasound system.

     . Aspen Ultrasound System: Also introduced in 1996, the Aspen system represents a convergence of popular 128XP features and some advances developed for the Sequoia system, including a Digital Lab Architecture. The Aspen platform is sold at a lower price than Sequoia, but at a higher price than the 128XP platform.

                                       3.

     . KinetDx PACS Solution: The KinetDx PACS solution is the first hospital-wide, integrated ultrasound PACS which can connect to all ultrasound systems. It provides a review, report and archive system, which should increase productivity, manage costs and improve patient care. With full integration to a hospital's HIS/RIS/CIS systems, the KinetDx solution provides dynamic digital review capabilities allowing clinicians to make diagnoses based on dynamic images - whether during or after the exam. The KinetDx solution began shipping to radiology customers in December 1999. It is anticipated that shipment to cardiology customers will begin in the first quarter of 2000.

     . AcuNav(TM) Diagnostic Ultrasound Catheter. We recently announced the development of a new tool for capturing high quality diagnostic images from inside the heart. This product integrates a high performance, digital ultrasound system with a catheter the size of a strand of spaghetti. We expect to begin selling the AcuNav catheter in the first quarter of 2000.

     We sell our products primarily to hospitals, clinics, private and governmental institutions and healthcare agencies and doctor's offices. We and our subsidiaries employ our own full time sales, service and applications staff in North America, certain European countries, Australia and Japan. We sell through independent distributors in other European countries, Asia, Latin America and the Middle East.

     We were incorporated as a California corporation in 1981 and changed our state of incorporation to Delaware in 1986. Our principal executive offices are located at 1220 Charleston Road, Mountain View, California 94043. Our telephone number is (650) 969-9112 and our Website is located at www.acuson.com. Information contained on our Website is not a part of this prospectus.

Acquisition of Ecton, Inc.

     On December 23, 1999, we acquired Ecton, Inc. ("Ecton"), a Pennsylvania corporation. The aggregate consideration exchanged in connection with the acquisition of Ecton by Acuson was 1,413,954 shares of our common stock, and $4 million in cash. In addition, the merger agreement provides that up to $17 million, in either shares of our common stock and/or cash, may be payable to Ecton shareholders depending on the gross profits attributable to the sale or license of Ecton's products through each of the four twelve month periods beginning on July 1, 2000 and ending on June 30, 2004. The merger is intended to be a tax-free reorganization under the Internal Revenue Code of 1986, as amended, and has been accounted for as a purchase.

     The Ecton echocardiography system, which will be marketed as the Cypress(TM) Echocardiography system, is being developed as a comprehensive cardiovascular ultrasound system that will be simple to use and highly portable. Weighing less than 20 pounds, it will include performance elements and functionality presently found in top-of-the-line ultrasound systems. Like our Sequoia and Aspen ultrasound platforms, the Cypress system is being designed with the DICOM communications standard embedded in the system as well as a Digital Lab Architecture.

                                       4.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Effect of Acquisitions

     We recently completed the acquisition of Ecton described earlier in this prospectus. The process of integrating any acquired company may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

     . diversion of management time (both Acuson's and at the acquired companies) during the period of negotiation through closing and further diversion of such time after closing from focus on operating the businesses to issues of integration and future products;

     . decline in employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects, or the direction of the business;

     . the need to integrate each company's accounting, management information, human resource and other administrative systems to permit effective management and the lack of control if such integration is delayed or not implemented;

     . difficulty in predicting the revenue and expenses attributable to an acquired business; and

     . the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had been smaller, private companies.

     We have relatively limited experience in managing this integration process. Moreover, the anticipated benefits of the Ecton acquisition or any future acquisitions may not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business.

Quarterly Results may Fluctuate

     Our results have varied on a quarterly basis during our operating history. Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include the following: the introduction of new services and products by us or our competitors; the costs of developing these new products and services; consummating an acquisition including the Ecton acquisition; costs of integrating acquired operations including Ecton; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; and general economic conditions and economic conditions specific to the ultrasound technology and imaging industries. Our operating history and the dynamic nature of the markets in which we compete make it difficult for us to forecast our revenues or earnings accurately. A significant portion of our quarterly orders and shipments occur towards the end of each quarter, compounding the difficulty of accurately forecasting our revenues and earnings. We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock would almost certainly decline.

Product Expansion

     The acquisition of Ecton expands our product line into the low-to-mid range cardiology market segment with what we believe to be a high performance system with `best in its class' technology. We believe that expanding our product line into the low to mid-end cost range will benefit us substantially in the long-term.

                                       5.

However, the acquisition of Ecton will require us to increase spending to complete the development of a low cost miniaturized echocardiography system and shipments of such product is not expected to begin until the second half of year 2000. Further, this development may take longer and cost substantially more than anticipated and may not ultimately be successful.

     In addition to the risks associated with the development and marketing of new products, there is no guarantee that sales of any of our products will increase or continue at their current rate. As more Aspen and Sequoia systems enter the clinical environment, continued market acceptance will depend in part on the actual and perceived performance and quality of these products in that clinical environment. In addition, we believe that the continued success of these products will also depend on the timely and successful completion of future product enhancements and capabilities. We have a number of these new product enhancements and capabilities as well as additional new products under development at any time. There is no guarantee, however, as to when, if ever, the development of such products and product enhancements and capabilities will be completed.

     Increased product option sales depend upon, among other things, timely completion of a number of product capabilities currently under development and market acceptance of upgrades currently offered by us, including Native Tissue Harmonic Imaging for the 128XP system, the Imagegate release for the Aspen and Sequoia platforms and those under development for introduction in 2000. In addition, in general, the success of our products in the market and our financial results depend upon us continuing to develop and introduce products and software updates in a timely manner; upon the success of product cost reduction designs and initiatives; upon the actual and perceived levels of product performance and quality in a clinical environment compared to other imaging modalities and competitive products; upon continued market acceptance of our products and upgrades and their respective pricing; and upon competitor responses, including the introduction of competitive products and upgrades, pricing, intellectual property allegations and product positioning counter-strategies.

Competition

     Diagnostic ultrasound is a well-established field in which there are a number of competitors. We compete with several companies and their affiliates such as ATL Ultrasound, Inc., a division of Philips Medical Systems, Agilent Technologies Inc. (the recent spin-off from Hewlett-Packard Company), Aloka Co., Ltd., General Electric Company, Hitachi Corporation, Siemens Medical Systems, Inc., and Toshiba Medical Systems, Inc., all of which have significantly greater financial and other resources. In addition, most of these companies compete in more medical imaging and other market segments and countries than we do. While we believe that our Sequoia and Aspen systems provide superior and advanced capabilities and features, the products offered to date by these competitors in some cases include features and capabilities not currently offered by us and in most cases are substantially less expensive than our products.

     Market success in diagnostic ultrasound is heavily dependent on the purchaser's evaluation of the system's diagnostic value, cost, ease of use and safety. Any established or new ultrasound company may introduce a system or upgrades to an existing system that is equal to or superior to our products in quality or performance and no assurance can be given that our products will remain competitive with existing or future products. If a competitor introduces a new product, customers may delay submitting new orders to us and may cancel orders in the backlog.

Ultrasound Market Changes

     Diagnostic ultrasound is generally less expensive than other competing imaging modalities such as computed tomography and magnetic resonance imaging, and, in certain applications, offers capabilities that make it the modality of choice regardless of cost. However, these price and/or performance advantages may not continue in comparison to other current or future imaging modalities. In addition, ultrasound systems compete with other imaging modalities for limited hospital funding.

     The trends of health care provider consolidation, medical cost containment and intense competitive pressures are continuing in the market. These factors have placed increased pressures on ultrasound system pricing and along with start-up and other manufacturing costs of our new product lines, have contributed to the decline in our gross margins over the last several years. For example, our gross margins have declined from 61.3% in 1990 to 47.3% in 1998. Further, the U.S. government is continuing to consider Medicare reforms. We believe that future revenues and profitability will continue to be impacted by these uncertainties, especially in our domestic markets.

                                       6.

Although some portions of the international ultrasound markets are experiencing some economic growth, it is uncertain whether this is a temporary or permanent trend.

     As health care provider consolidation and medical cost containment continue in the market, customers are relying to an increased degree on national sales contracts. In 1999, we were awarded a number of national contracts. If we are unsuccessful at obtaining future national contracts, we may be precluded from selling to certain large customers or buying groups. In addition, the contracts may be canceled during their term by the customer or may not be renewed.

Patents and Proprietary Technology

     We attempt to protect our intellectual property through a combination of trade secrets and, where appropriate, copyrights, trademarks and patents. We own or have rights to greater than 100 U.S. patents (plus many international counterparts), covering certain aspects of our systems, and we have over 150 U.S. patent applications pending (plus many international counterparts). No assurances can be given as to the breadth or degree of protection patents, copyrights, trademarks or trade secrets will afford us.

     Our competitors also rely on patents to protect their technology, and numerous physicians, universities and other individuals or entities in the ultrasound field are patenting many ultrasound inventions. We have from time to time received notices from such competitors and other entities or individuals that we may need a license to one or more of their patents in order to continue to sell our products. Such a competitor, individual or entity may have, or may be granted, a patent to which we must obtain a license if we wish to market and sell any one or more of our products. To date, patent disputes involving us have ultimately been resolved through licensing arrangements, sometimes involving the payment of royalties by us. There can be no assurance that we will be able to obtain a license to any patent (if so required) or that such a license will be available on reasonable financial or other terms.

     We also rely heavily on our unpatented proprietary know-how. No assurance can be given that others will not be able to develop substantially equivalent proprietary information to Acuson's, or otherwise obtain access to our know-how.

Regulation by Government Agencies

     As a manufacturer of medical devices, we are subject to extensive regulation by federal, state and local governmental authorities, such as the FDA and the California Department of Health Services. Obtaining FDA market clearances or approvals can be time consuming, lengthy and expensive and there can be no assurance that the necessary clearance or approval will be granted to us or that FDA review will not involve delays adversely affecting us. For example, we believe that the time it takes to obtain clearance for new products has increased and the FDA has been more rigorous in its 510(k) clearance process.

     Manufacturers of medical devices marketed in the United States are required to adhere to numerous regulations, including Quality Systems Regulations ("QSR"), which address testing, design, control and documentation requirements. Manufacturers also must comply with Medical Device Reporting ("MDR") requirements that a firm report to the FDA certain adverse events associated with our devices. We are subject to routine inspection by the FDA and certain state agencies for compliance with QSR requirements, MDR requirements and other applicable regulations. We believe the FDA is using its statutory authority more vigorously during inspections of companies and in other enforcement matters. The FDA finalized changes to the QSR regulations and promulgated new MDR regulations, both of which may increase the cost of compliance with QSR requirements. Congress also recently passed the FDA Modernization Act of 1997, which enacts significant changes in how the FDA regulates medical devices. We are also subject to numerous federal, state and local laws relating to such matters as health care "fraud and abuse," safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Changes in existing requirements and implementation and adoption of new requirements could have a material adverse effect on our business, financial condition and results of operations. Although we believe that we are in compliance with all applicable regulations of the FDA, the State of California and other federal, state and local governmental authorities, current regulations depend heavily on administrative interpretation, and there can be no assurance that we will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon our business, financial condition or results of operations. In addition, the potential effects on our heightened enforcement of federal, state and local regulations cannot be predicted.

                                       7.

     Federal and state regulations also govern or influence the reimbursement to health care providers of fees and capital equipment costs in connection with medical examinations of certain patients. Changes in current policies, including implementation of a new hospital outpatient reimbursement system, could impact reimbursement for the purchase and/or operation of our equipment by such providers and thereby adversely affect future sales of our products. In particular, the Clinton Administration and the Congress continue to debate and consider various Medicare and other health care reform proposals that could significantly affect both private and public reimbursement for health care services. Some of these proposals, if enacted into law, could reduce reimbursement for or the incentive to use diagnostic devices and procedures and thus could adversely affect the demand for diagnostic devices, including our products.

     Acuson and our customers are subject to various federal and state laws pertaining to physician self-referral prohibitions, antikickback laws and false claims laws. We seek to structure our sales, marketing and other activities to comply with these and other laws. However, given the broad reach of these laws, there can be no assurance that our activities will not be subject to scrutiny and/or challenged some time in the future.

     Since June 1998, medical device companies wishing to sell products into those European countries that are members of the European Union have been required to place the CE mark on their products. To be able to place that mark on our products, we must comply with the standards of the MDD, and be subject to annual surveillance audits by a certified organization to assure conformity to the MDD. We are currently certified as compliant to the relevant requirements of the MDD and we will undertake activities designed to assure continued compliance; however, no assurance can be given that we will continue to be able to place the CE mark on our products. If we lose our ability to place the CE mark on our products, we will not be able to sell our products into the European Union. In 1998, sales into the European Union accounted for approximately 19.0% of our revenues.

Employees

     We believe that our continued success and future growth will depend on, among other factors, our ability to continue to attract and retain skilled employees. The loss of a significant number of employees could adversely affect our business, most significantly by delaying the development of new products and product enhancements. The job market in the Silicon Valley area is very competitive, especially for skilled electrical and software engineers. There can be no assurance that we will be able to retain or hire key employees.

Manufacturing

     Component parts and microprocessors for our products and some specialty transducers are purchased from outside vendors. A number of such items currently have limited or single sources of supply, and disruption or termination of those sources could have a temporary adverse effect on shipments and our financial results. We believe that we could ultimately develop alternate sources for all such items, but that sales could be lost or deferred as a result of doing so.

Service

     Approximately 19.8% of our 1998 revenues were derived from our service activities, including the sales of service contracts and time and material services. Increasing cost containment pressures in the market have adversely impacted the number of customers purchasing service contracts and the prices of those contracts, but this impact has been somewhat offset by our increased installed base and an increase in time and material services. We believe that the trend away from service contracts will continue and there can be no assurance that we will be able to continue to maintain our current levels of service contract revenue. Further, introduction of the Sequoia and Aspen products will continue to reduce sales of new service contracts and options to the 128XP system installed base. In addition, we have made significant expenditures in establishing remote diagnostic and other service programs unique to the Sequoia and Aspen systems. There can be no assurance that this investment will be profitable, as the success of the Aspen and Sequoia service program will depend in part on the number of Aspen and Sequoia systems sold. Finally, we have seen an increasing trend for hospitals to purchase asset management contracts, in which all of the hospital's medical equipment and in some cases, other assets, are managed and serviced by third parties. As we do not sell asset management services and only service our ultrasound systems, this increased trend toward asset management contracts could have an adverse impact on our sales of service contracts and our time and materials service business.

                                       8.

International Operations and International Receivables

     Our business is subject to risks from potential negative political or geographic events in certain markets in Asia, Latin America and Europe and by adverse economic effect from currency fluctuations in our worldwide operations. Political instability or other issues may negatively affect the ability of us to collect receivables in foreign countries. The following table, in thousands, summarizes our foreign accounts and leases receivable in excess of $3.0 million at October 2, 1999.

                                 In millions
     ---------------------------------------
     Italy                          $15,092
     ---------------------------------------
     Brazil                          11,739
     ---------------------------------------
     France                           7,583
     ---------------------------------------
     Germany                          3,436
     ---------------------------------------
     Spain                            3,300
     ---------------------------------------
     Japan                            3,240
     ---------------------------------------

Derivative Financial Instruments

     We operate internationally and are therefore subject to market risk due to fluctuations in foreign currency exchange rates. We manage this risk through established policies and procedures that include the use of derivative financial instruments. We routinely enter into forward foreign currency exchange contracts to hedge amounts due from selected subsidiaries denominated in foreign currencies against fluctuations in exchange rates. Forward currency contract terms are typically not more than three months and the counterparties to the exchange contracts are major domestic and international financial institutions. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on our operating results and on the cash flows we receive from our foreign subsidiaries.

     Currently, we neither engage in foreign currency speculation nor hold or issue financial instruments for trading purposes. Because we only enter into forward currency exchange contracts as hedges, any change in currency rates would not result in a material gain or loss, as any gain or loss on the underlying transaction being hedged would be offset by the gain or loss on the forward currency contract. For this reason, we believe that neither our exposure to foreign currency exchange rate risk nor any potential near-term losses in future earnings, fair values or cash flows from reasonably possible near-term changes in market rates or prices would be material. Please refer to our 1998 Form 10-K, filed with the Securities and Exchange Commission for further discussion of our market risk due to fluctuations in foreign currency exchange rates.

Euro Conversion

     On January 1, 1999, eleven of the fifteen member countries of the European Union adopted the Euro as their common legal currency. Following the introduction of the Euro, the local currencies of the participating countries are scheduled to remain legal tender until June 30, 2002. During this transition period goods and services may be paid for in either Euros or the participating country's local currency. Thereafter, only the Euro will be legal tender in the participating countries. Acuson's foreign subsidiaries that are part of the European Union have not yet converted to the Euro and continue to use their respective local currencies as their functional currency. However, the conversion will be completed prior to the June 30, 2002 deadline. We believe our current accounting systems are capable of accommodating the Euro conversion with minimal intervention and that the conversion will not have a material impact on the competitiveness of our products in Europe. We also believe any costs of addressing the Euro conversion will not have a material impact on our financial statements.

Computing Environment

     During 1997, we initiated a two-phase project to replace our outdated computing environment with an enterprise-wide, integrated business information system to control many of our operating systems including order administration, service, financial and manufacturing processes. The first phase of this project has been completed and the second phase is currently scheduled to be substantially completed during the latter half of 2000. We have retained an experienced consulting organization to assist in the conversion, however, our future shipments and

                                       9.

results could be adversely impacted if, during and following the conversion, there are significant problems with the system.

Year 2000 Readiness

     We have taken steps to ensure our products and services will continue to operate on and after January 1, 2000. In addition to our new business information system, which is year 2000 ready and will be replacing a significant portion of our critical systems, we engaged in a three-phase project to evaluate and remedy those systems not being replaced. The first phase, completed in May 1998, included a comprehensive inventory of our systems by an experienced consulting firm and an analysis and determination of the criticality of each system. This phase included the evaluation of both information technology ("IT") and non-IT systems. Non-IT systems included systems or hardware containing embedded technology such as microcontrollers. The second phase was completed in March 1999, and focused on confirming the year 2000 readiness of those systems identified in phase one. The third and final phase, which was completed in December 1999, involved taking any needed corrective action to make all remaining critical systems and components year 2000 ready and to develop a contingency plan in the event any non-compliant critical systems were not remedied by January 1, 2000.

     We established a year 2000 project team, comprised of representatives from each of our functional areas, which reported to senior management. The costs incurred by us with respect to this project were not material and future anticipated costs are not expected to be material. The costs of this project have been charged against the budgets of our various functional areas and no material IT projects have been deferred in managing our year 2000 readiness efforts.

     Our products being shipped today are year 2000 ready and we believe our products previously shipped are either year 2000 ready or can be made year 2000 ready by customer purchase of an upgrade. We have also been communicating with suppliers and others we do business with to coordinate year 2000 readiness. We believe that our most reasonably likely worst case scenario relating to year 2000 readiness would be if a critical supplier of ours became unable to supply parts to us based on the supplier's failure to be year 2000 ready, and that as a result, our production of systems would be seriously affected. We contacted all of what we consider to be our key technology suppliers and approximately 100 of our largest general suppliers. All responses were received. The responses were individually assessed during the third quarter of 1999 to determine the potential impact to us should one or more of our suppliers not be year 2000 ready. All supplier responses stated that their systems and software are or would be year 2000 ready by the end of fourth quarter 1999. We identified and assessed a subset of responses that are considered high risk. We purchased additional inventory as safety stock in case these suppliers are unable to supply material as a result of the year 2000 issue. The amount of the additional inventory purchased was immaterial. Since January 1, 2000, we have contacted many of our critical suppliers and they have confirmed that thus far, they have not experienced any year 2000 problems.

     Based upon the steps we have taken to address this issue and the progress to date, we do not expect the financial impact of the year 2000 date conversion to be material to our financial position or results of operations. However, if preventative and/or corrective actions by us or those suppliers with whom we do business are not made in a timely manner, it is still possible that we may not be able to provide our products to customers until successful preventative and/or corrective actions have been taken, and as a result, the year 2000 issue could have a material adverse effect on our financial statements.

     We primarily sell our products to hospitals, clinics, and other customers within the healthcare industry. Although no one customer is material to our business, should the year 2000 issue impact the ability and willingness of these customers generally to purchase capital equipment, including our products, the year 2000 issue could have a material adverse impact on our consolidated financial statements.

Industry Consolidation

     During 1998, Philips Medical Systems completed its acquisition of ATL Ultrasound, Inc. We believe that consolidations such as this may provide our competitors with significantly greater financial and other resources with which to compete in the marketplace. As companies attempt to strengthen or hold their market positions, future consolidation within the industry could lead to increased variability in our operating results and could have a material adverse impact on our financial statements.

                                       10.

Earthquake

     Our research and development and manufacturing activities, our corporate headquarters and other critical business operations are located near major earthquake faults. In the event of a major earthquake, the ultimate impact on us, our significant suppliers and the general infrastructure is unknown, but operating results could be materially affected. We are not insured for losses and interruptions caused by earthquakes.

Volatility of stock price

     The trading price of our common stock has been and is likely to be somewhat volatile. Our stock price could be subject to fluctuations in response to a variety of factors, including the following:

     . actual or anticipated variations in our quarterly operating results and the difficulty of predicting those variations;

     .    additions or departures of key personnel;

     . announcements of technological innovations or new services by us or our competitors;

     .    changes in financial estimates by securities analysts;

     . conditions or trends in the ultrasound technology and imaging industries;

     . changes in the market valuations of other ultrasound technology and imaging companies;

     .    developments in QSR, MDR and other applicable government regulations;

     . announcements by us or our competitors of significant acquisitions, including Ecton, strategic partnerships, joint ventures or capital commitments;

     .    sales of our common stock or other securities in the open market; and

     .    other events or factors that may be beyond our control.

     In addition, the trading price of stocks of technology-based companies in general, have experienced extreme price and volume fluctuations in recent months. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. The valuations of many technology-based stocks are extraordinarily high based on conventional valuation standards such as price to earnings and price to sales ratios. Any negative change in the public's perception of the prospects of ultrasound technology companies could depress our stock price regardless of our results. Other broad market and industry factors may decrease the market price of our common stock, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations, also may decrease the market price of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue up to 50,000,000 shares of common stock, $0.0001 par value and 10,000,000 shares of preferred stock without par value.

Common Stock

     As of December 31, 1999, there were 27,385,358 shares of common stock outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are

                                      11.

entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

     Pursuant to our Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. Currently there are no outstanding shares of preferred stock and we have no present plan to issue any shares of preferred stock.

Preferred Stock Purchase Rights.

     During 1998, we authorized and declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock to stockholders of record at the close of business on June 8, 1998, and authorized the issuance of one preferred stock purchase right (a "Right") with each future share of common stock issued by us before the Rights become exercisable, or before the Rights are redeemed by us, or before the Rights expire on June 8, 2008. The Rights will attach to all certificates representing shares of our outstanding common stock and will not be exercisable or transferable apart from the common stock until ten days after another person or group of persons acquires 15 percent (or in certain circumstances, 20 percent) or more of our common stock or commences a tender or exchange offer for at least 15 percent (or in certain circumstances, 20 percent) of our common stock. Each Right entitles the holder to purchase from us one one-hundredth of a share of Series A Preferred Stock (a "Unit") at $120 per Unit, subject to adjustments for dilutive events. If, after the Rights have been distributed, either the acquiring party holds 15 percent (or in certain circumstances, 20 percent) or more of our common stock or we are a party to a merger or other acquisition transaction (other than a merger or other acquisition transaction pursuant to a merger or other acquisition agreement approved by our Board of Directors), then each Right (other than those held by the acquiring party) will entitle the holder to receive, upon exercise, that number of Units or shares of common stock of the surviving company with a value equal to two times the exercise price of the Right. The Board of Directors may redeem the Rights, at any time until the tenth day following an announcement of the acquisition of 15 percent (or in certain circumstances, 20 percent) or more of our common stock, at $0.01 per Right, payable in cash, common shares or other consideration. In addition, the Board may also, without consent of the holders of the Rights, amend the terms of the Rights to lower the threshold for exercisability of the Rights.

                                      12.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

                       WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the New York Stock Exchange, 11 Wall Street, New York, NY 10005.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     . Our Annual Report on Form 10-K for the year ended December 31, 1998, including all material incorporated by reference therein;

     . Our Definitive Proxy Statement on Schedule 14A, filed on April 28, 1999, including all material incorporated by reference therein;

     . Our Quarterly Reports on Form 10-Q for quarters ended April 3, 1999 (as amended on July 6, 1999), July 3, 1999 and October 2, 1999, including all material incorporated by reference therein;

     . Our Form 8-K, as filed on December 6, 1999, including all material incorporated by reference therein;

     . All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1998, including all material incorporated by reference therein; and

     . The description of the common stock contained in our Registration Statement on Form 8-A.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                              Acuson Corporation
                              1220 Charleston Road
                              Mountain View, CA 94043
                              (650) 969-9112

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                      13.

                              SELLING STOCKHOLDERS

     In connection with the acquisition of Ecton in December 1999, we issued to the selling stockholders shares of our common stock, and we agreed to register a number of shares for resale. We also agreed to use commercially reasonable efforts to keep the registration statement effective until the earliest of the date the shares of common stock offered under this prospectus have been sold to the public, the date one year from the date of effectiveness of this prospectus (subject to adjustment in certain cases for delays in filing) and, in some cases, the date when all shares of common stock offered under this prospectus may be sold in any three month period under Rule 144. Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

     The table below sets forth certain information regarding the beneficial ownership of the common stock, as of January 19, 2000, of each of the selling stockholders.

     The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. None of the share amounts set forth below represents more than 1% of our outstanding stock as of January 19, 2000, adjusted as required by rules promulgated by the SEC.

Selling Stockholder                                                    Number Of Shares        Shares Being
-------------------                                                    ----------------        ------------
                                                                     Beneficially Owned             Offered
                                                                     ------------------             -------
Dorothy K. Acker                                                                  6,316               5,684
David D. Allen or Eleanor M. Allen                                                8,210               7,389
Dean Witter Reynolds Custodian for Vincent Canonaco IRA
   Rollover Dtd. 9/6/96                                                           3,421               3,079
John Brown                                                                          187                 168
Michael G. Cannon                                                               141,315             127,183
Ralph T. Canonaco                                                                   821                 739
Vince Canonaco                                                                    3,831               3,448
John Conklin                                                                      1,368               1,231
The Cook Organization Ltd.                                                       16,842              15,158
Howard A. Davis Profit Sharing Plan & Trust                                       1,684               1,516
Lowell B. Davis, DDS MS Profit Share Plan & Trust                                 3,831               3,448
Lowell B. Davis, DDS, Trustee Profit Sharing Plan and                             1,915               1,723
   Trust for the benefit of Lowell B. Davis, DDS
Allen Dutton                                                                        821                 739
Lawrence Engle                                                                    1,094                 985
Steven Fallows                                                                      561                 505
Philip Fine or Barbara L. Fine                                                    2,613               2,352
Robert Fine                                                                       5,473               4,926
Steven Fine                                                                      16,421              14,779
Garry Flower                                                                      3,831               3,448
Golden Eagle Partners                                                           104,308              93,877

                                      14.

Selling Stockholder                                          Number Of Shares        Shares Being
-------------------                                          ----------------        ------------
                                                           Beneficially Owned             Offered
                                                           ------------------             -------
Martin Goldman, MD                                                      5,473               4,926
Lennart Hagegard                                                       25,309              22,778
Scott M. Jenkins                                                        6,220               5,598
Edwin T. Johnson                                                        3,421               3,079
Richard T. Kanter                                                      18,852              16,967
Michael B. Keehan                                                      14,191              12,772
Bernard F. Knell                                                        4,473               4,026
Christopher B. Knell                                                  124,696             112,226
Marlene T. Knell                                                       16,054              14,448
M. Elizabeth Knell                                                      2,937               2,643
Max H. Kraus and Lois B. Kraus                                          1,368               1,231
Kraus Family Limited Partnership                                        6,568               5,911
George C. Ku                                                            9,647               8,682
Anthony P. Lannutti                                                    17,557              15,801
Donald Libengood                                                          273                 246
Raymond G. Lindquist & Helen G. Lindquist                               2,052               1,847
Ralph L. MacDonald Jr.                                                 20,842              18,758
George J. Magovern, MD                                                 50,482              45,434
George J. Magovern, MD & Margaret Ann Magovern                         30,751              27,676
James A. Magovern, MD                                                  10,424               9,382
Randolph P. Martin, MD & Anne P. Martin                                15,375              13,837
Randolph P. Martin                                                     32,319              29,087
Donald R. McDevitt                                                     24,929              22,436
John F. McGlinn II                                                        821                 739
Michael J. Mirro, MD                                                   11,527              10,374
Susan L. Mullen                                                         4,612               4,151
Patrick G. Murray                                                       5,698               5,128
Susan Ng                                                                  821                 739
Northern Indiana Family Physicians, P.C. 401(k) Profit
 Sharing Plan for the benefit of:
 .    Herbert Acker, MD                                                  3,110               2,799
 .    David Paris, MD                                                    3,687               3,318
 .    Daniel Tritch, MD                                                 20,806              18,725
David J. Paris, MD                                                      3,109               2,798
Carol Pendergrass                                                       6,220               5,598
Carol M. Pendergrass u/w/o Henry M. Minster DTD 12/4/85                 6,220               5,598
Kevin S. Randall                                                       88,361              79,525
Edward Ray & Lonnetta Ray                                              15,960              14,364
L. Ray Family Partnership for the account of:                                                   -
 .    Philip Dunston                                                     1,231               1,108
 .    Walter Dunston                                                     1,231               1,108
 .    Dena & Ken Gold                                                    1,231               1,108
 .    David F. & Margaret Ray                                            1,231               1,108
 .    Jean E. Ray                                                        1,231               1,108
 .    Judith L. & Paul Trapido                                           1,231               1,108
Peter A. Ringer & Brenda A. Ringer                                      2,736               2,462
Peter A. Ringer                                                         1,915               1,723
Richard J. Rodeheffer and Jane K. Rodeheffer                            5,904               5,314
Edward H. Rosen & Evelyn B. Rosen, as joint tenants with
     right of survivorship                                              6,568               5,911

                                      15.

Selling Stockholder                                                    Number Of Shares        Shares Being
-------------------                                                    ----------------        ------------
                                                                     Beneficially Owned             Offered
                                                                     ------------------             -------
Edward H. Rosen                                                                     684                 616
John Ross                                                                         6,568               5,911
David P. Schleuter, MD                                                            4,210               3,789
Robert P. Schloss or Meshell L. Schloss                                           3,284               2,956
Jodi Schwartz                                                                       936                 842
Mary Siegfried                                                                      273                 246
Frank P. Slattery, Jr.                                                           11,084               9,976
J. Alex Smith & Nan P. Smith                                                      7,687               6,918
Nan P. Smith                                                                        821                 739
Diana E. Snyder                                                                   2,052               1,847
South Quad Partners                                                              49,761              44,785
Milton S. Stearns, Jr.                                                            9,852               8,867
Milton S. Stearns Jr., Trustee UDT DTD 12-20-88                                   4,105               3,694
Bernard D. Steinberg                                                              9,766               8,789
Bernard D. Steinberg, Trustee for the benefit of
     Bernard D. Steinberg                                                           758                 682
Geoffrey Steinberg, Trustee for the benefit of:                                                           -
 .    Jason Steinberg                                                              1,094                 985
 .    Julia Steinberg                                                              1,094                 985
 .    David Steinberg                                                              1,094                 985
Harris Steinberg, Trustee for the benefit of:                                                             -
 .    Issac Steinberg                                                              1,094                 985
 .    Henry Steinberg                                                              1,094                 985
Lowell S. Steinberg, Trustee for the benefit of:                                                          -
 .    Sarah Steinberg                                                              1,094                 985
 .    Daniel Steinberg                                                             1,094                 985
S. Ty Steinberg                                                                   6,568               5,911
Sutton Partners, L.P.                                                            43,540              39,186
Wilma M. Thrush                                                                   3,790               3,411
Jay H. Tolson                                                                     6,568               5,911
Daniel L. Tritch, MD                                                             29,809              26,828
Joseph A. Urbano                                                                 92,351              83,116
Flordeliza Villanueva, MD                                                         4,105               3,694
Linda Wadsworth                                                                     547                 492
Walnut Street Partners                                                           43,541              39,187
Michael Wert                                                                      6,842               6,158
Richard A. Willis & Susan A. Willis                                               3,075               2,767
Andrew J. Wood                                                                   89,182              80,264

TOTAL                                                                         1,413,954           1,272,559

                                      16.

                              PLAN OF DISTRIBUTION

     The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

     . on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the New York Stock Exchange,

     .    in the over-the-counter market,

     .    in private transactions,

     .    through options,

     .    by pledge to secure debts and other obligations or

     .    a combination of any of the above transactions.

     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     The selling stockholders may sell the shares of common stock described in this prospectus from time to time directly. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of shares of common stock described in this prospectus against certain liabilities, including liabilities arising under the Securities Act of 1933.

     Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not sell all of the shares they hold. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

     To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

     Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     Substantially all of the expenses related to this registration will be paid by us. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws.

                                      17.

                                 LEGAL MATTERS

     For the purpose of this offering, Cooley Godward LLP, Palo Alto, California, is giving an opinion as to the validity of the common stock offered by this prospectus.

                                    EXPERTS

     The financial statements for the years ended December 31, 1998 and December 31, 1997 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                                      18.